Filed by Banknorth Group, Inc.
(Commission File No. 001-31251)

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
(Commission File No. 001-31251)

Date: November 18, 2004

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. and other documents filed by TD Bank Financial Group and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, TD Bank Financial Group and Banknorth Group, Inc. filed a combined registration statement on Form F-4 and S-4 containing a preliminary proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the preliminary proxy statement/prospectus regarding the transaction and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004 and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004. Information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

     The following is a presentation from the Merrill Lynch Banking & Financial Services Investors Conference and is being posted on Banknorth’s website.

***

MERRILL LYNCH BANKING AND FINANCIAL SERVICES
INVESTORS CONFERENCE
(CHECK AGAINST DELIVERY)

MONDAY NOVEMBER 15, 2004

CORPORATE PARTICIPANTS

Ed Clark
TD Bank Financial Group — President & CEO

Bill Ryan
Banknorth — President & CEO

PRESENTATION

Heather Wolf — Analyst, Merrill Lynch

Okay, we’re going to go ahead and get started on our next presenter. When we asked Banknorth to participate in our conference this summer, we certainly couldn’t have anticipated that we would have a team effort today. I personally, though, am thrilled to have with us both Bill Ryan, the CEO at Banknorth and, a little nostalgia from my days as a Canadian bank analyst, Ed Clark, who is the CEO at TD Bank.

So we’re hoping that you guys can shed some light on potentially how your stock will trade once this creative proposed transaction closes. So thank you both for being here today.

Ed Clark — President & CEO, TD Bank Financial Group

Slide 1

Thank you, Heather, though I think we look to you to tell us how the stock is going to trade. We just try to run the business.

Slide 2

So let me see if I can advance this here. Basically, we’re going to be quite quick in our presentations so I leave maximum time for questions since I think most of you have the story and so rather than repeat it.

Slide 3

Basically, what’s TD? It’s the third largest bank in Canada, about US$26 billion in market cap. We have three main lines of business. Personal & commercial — we’d be tied with the Royal Bank to be the number one bank in Canada on the personal side and smaller than the Royal Bank on the commercial and small business side.

On the wealth management, we’d be smaller than the other Canadian banks in terms of our advisory service but clearly dominant in Canada in the discount brokerage. And obviously with TD Waterhouse in the U.S. we’d be one of the top five in discount brokerage in the United States.

Then our wholesale business where we really have two businesses: one a conventional domestic wholesale business, which would be a full service dealer. We’d be number five in Canada in that business but we’ve been moving up in terms of market share. Then we have a global capital markets group.

Slide 4

Basically, philosophically I think we are slightly different than a number of banks. We have a pretty heavy emphasis in the bank on maximizing economic profit. We measure economic product for every product and every business. We reward management on growth and economic profit so that’s an important feature for us. A particular emphasis is shifting and always looking at how you can improve the P/E of the bank and shift to a better return. We earn about 40 to 50% more than any of the other Canadian banks per dollar of risk weighted asset that we take. So we have a high concentration on: do you earn a good rate of return given the risks that you’re willing to take?

In Canada, in terms of the personal & commercial bank, as I mentioned, we’re under-represented in small business and commercial. We’d be under-represented in credit cards. We have a growth opportunity in insurance because we have the highest performing insurance — property causality insurance company — in Canada. So we’ve been focused on growing those super growth industries and as a result our personal & commercial bank has significantly outperformed the other four banks in Canada in terms of personal income growth.

To give you a feel, I’d say overall the bank has been up about 20% steadily each quarter, about 20% year-over-year in total earnings, driven by 15%-16% growth in earnings in personal & commercial, 40% to 50% growth in wealth management, and 10% growth in the wholesale side. In terms of the wealth management in Canada, we’re filling out our gap on the advice side while growing organically TD Waterhouse in the U.S. And on the wholesale side, whereas I indicated we’re catching up in terms of the domestic franchise. The result of all these high ROE strategies is that over the past year we freed up about $2 billion of common equity that are surplus to our needs to run the business. So that’s been a strategic focus for us.

Slide 5

So why would we go into the U.S. in retail and commercial? Well, the reality is while we’ve been good at doing kind of tactical acquisitions in Canada that are very high ROE deals — Laurentian Bank branches, Liberty Mutual, Canada Life Assurance — there are a limited number of those prospects available to us.

This deal doesn’t preclude us doing something when something occurs in the wealth management space in the U.S. but that really, each of those institutions are trapped in the idiosyncratic behavior of certain leaders. In the end, if in fact we are going to proceed, we either decide to give the money back to the shareholders by buying back shares or we do a strategic investment in the United States. And we’ve opted to, in fact, because we believe we can do this in a shareholder friendly way, to buy into the U.S.

Slide 6

The key though, in our view is, we do not have the management team in the TD Bank in Canada to run a commercial bank in the United States. And that’s why for us Banknorth was so important because what we were doing was buying a management team in a company that had the right size and location but fundamentally for us we like to get good management and then have them drive the growth in the company. We’re attracted to Banknorth though because it had that management, but also because it was in a location where consolidation opportunities were still available and it was of sufficient scale that we didn’t feel that we’d inherit something that was already strategically challenged.

Slide 7

And that really then leads us to: why this structure? This, of course, has been the controversial element of this deal. Why did you go with a 51% deal rather than 100%? Pretty simple answer to that question and that was that because we saw in the United States that consolidation was going to be a feature, in our view, in the next four to five years. And if you didn’t move, and you want it to go in to the United States, you want to get sufficient scales so that four or five years from now you would not be trapped with a sub scale operating enterprise. We thought it was better to use our capital the most efficient was possible and support follow on acquisitions rather than to use up the capital, buying 100% of Banknorth.

The second reason for us was we like, because management was so critical to us, we like the fact that by having an external currency, we have an external measure or benchmark that continue to hold management’s feet to the fire and tie their incentives to the performance of the Banknorth stock — so not just us supervising their performance but in a sense the market supervising their performance.

Slide 8

Obviously, in terms of the deal itself I think you know the basic structure of the deal. We can buy up to sixty-six and two thirds percent so that we have the ability to come in, in the aftermarket, and continue to add to our position and support the market. There are restrictions on our ability to take Banknorth private in the first two years. We can only do that at the request of the Banknorth independent directors.

Slide 9

The deal has turned out to be slightly more favorable for the Banknorth shareholders than we anticipated. Originally the offer was a $40 offer but because the TD shares have moved up that offer now is above $42. I’d like to say that that represented the overwhelming positive response in the Canadian marketplace to the deal. But that wouldn’t be a true statement. The reality is that this really is driven by two factors. One is Canadian bank stocks are up since the deal was announced. And two, the Canadian dollar is up since the deal was announced.

Our performance would be about average relative to the other Canadian banks. We regard that frankly as a success, it could have been worse. Doing a major acquisition at the kind of ROEs implied in this deal could have taken, in our view, the stock down. The fact that we haven’t had a significant depreciation in our stock is a positive thing. But that’s a pretty lame way of putting your performance. The fact is we’ve benefited because Canadian bank stock took off and the U.S. dollar depreciated.

Slide 10

All in all from our point of view, what are we doing here? We’ve made the key decision, we have high ROE, high growth businesses in our existing suite. They kick off excess cash flow, we want to use that cash flow to position the bank over the next four to five years so we’re a major player in the personal & commercial space.

Slide 11

In order to do that we think the number one consideration is acquiring a management team that can in fact grow and operate that entity in a way that we’re comfortable with. In order to back them, we’ve used a capital structure that’s most efficient which means that we can use our excess capital to greater power by in fact acquiring 51% of Banknorth rather than acquiring 100%.

We’re quite pleased with the transaction. The Canadian market, as I said, has reacted well from our point of view but not spectacularly. So I think it’s a very positive transaction.

Bill Ryan — Banknorth, President & CEO

Slide 12

Good afternoon, Heather, thank you for having us. It’s nice to be here. It’s always nice to visit New York. It’s a beautiful day out there.

Right now, we think it’s a beautiful day at Banknorth. Ed’s very sensitive to that $42 in change now but I think it’s great that the Canadian bank stocks have moved up. But let me take a minute and get back to the presentation.

Slide 13

There we go, OK. I won’t be able to use this much longer because we’re running out of 2004. But I want to make sure that all of you know for the hundredth time that Forbes magazine picked us as the best managed bank in America in 2004, and that probably tells you a lot about our growth, our financial ratios and other things.

Thirty one billion dollars in size — again, I’ll go through this fairly quickly for most of you know us — and a community bank that has run itself very well in New England. Local decision-making — loan deposit growth has been fairly substantial really for the last fifteen years. So it’s been a pretty good bank, a bank you can go to sleep at night with knowing when you wake up the next morning it’s still going to be there doing the blocking and tackling of a commercial bank.

Slide 14

Good geography — geography throughout New England. We are the largest bank in terms of market share in Northern New England, Maine, New Hampshire and Vermont. Substantial market shares in Massachusetts and Connecticut. We got to Massachusetts in ‘96, Connecticut in ‘98 and we feel very comfortable with it.

Slide 15

A sizeable company — a company we think we can continue to grow in New England and also as being part of TD get the opportunity to look south in the Greater Metropolitan New York/New Jersey area. Yes, we’ve had a successful strategy of acquiring. We have acquired 24 banks since ‘89, I guess it’s really ‘93 when we started getting into this. Since ‘93, we’ve acquired 24 banks, Boston Fed will be our 25th acquisition; that will close early next year.

Slide 16

We’ve had a history of growing in the company. It’s obvious to us that growing internally for us is not enough to get to 10 to 12% earnings per share growth; we had to continue to acquire companies. They continue to be there. There’s still a number of banks in New England that will give us the opportunity we think in the next few years to continue to grow the company. We’ve never made excuses for our growth and said we can’t be profitable because we’re growing aggressively. Our cash ROE of 27% reflects that.

Efficiency ratio of about 51% — we’re kind of frugal New Englanders, watch what we do, watch our expenses, try to do things in the right way, stick to our modeling of what works for us and never go outside of the box. Low end deposit growth has been 10% for years now as we continue to be in New England where we’ve had the advantage or great consolidation in New England. Fleet Boston became the New England bank of the consolidator. We’ve been able to take advantage of that and now Bank of America has taken over Fleet Boston. So it’s been very helpful to us.

We almost failed many years ago. My job was to come in and turn the bank around. So asset quality will always be very, very strong as we don’t want to go back and do that again. You can probably only do that once in your lifetime and having done it once, we’ll move on and do other things.

Slide 17

Our five-year stock performance has been very good. I’ll highlight to you really a little bit of where, in the early to late ‘90s, early 2000, 2001, we’re in the middle of the pack. As we started to grow into Massachusetts, our geography looked better in the world of investors — being in Massachusetts and Connecticut helped us. Then as Fleet Boston was acquired, people viewed that as a benefit to us to. And obviously, the recent announcements with TD have been very helpful to our stock price. So it’s been a good five-year run. If you take the numbers out to 10 or 15 years, it’s even better. And there’s been substantial growth in this company. I remember joining the company when the stock price, adjusted for splits, was at $0.78. So what a history it’s been over the last 15 years.

Slide 18

It certainly is a winning proposition for us to join Toronto Dominion Bank. We can take 51% of our shares off the table. You don’t have to worry about the vagaries of banking over the next few years and what happens, you’re going to get a very good premium for those shares.

Slide 19

At the same time, management will stay in place, we’ll continue to run a community bank of size or substance. We also have the benefit of being with Toronto Dominion, which we can probably do some leveraging of our balance sheet, look at expenses and income, elements that could be probably better than they even are now. And just create the kind of company that you should feel comfortable investing in, in the future.

Yes, we do well on our own, we’ll do even better as part of Toronto Dominion Bank. There’s no doubt that having a substantial partner like Toronto Dominion will make our life easier for us as we try to grow the company over the next several years. It’s a great partnership, we were one of those banks that probably were viewed by several other banks as a potential candidate. But the cultural and strategic fit with Toronto Dominion is perfect in every way. We probably have the largest Canadian border of any American bank. If you look at Maine, New Hampshire, Vermont and upstate New York, that’s quite a border with Canada. So there’s really no cultural differences between our friends in Canada and ourselves here in the United States.

Capital flexibility I’ve talked about. Will we be required to stay at the same capital levels, probably not. We’re no longer an independent bank, we’re owned by a much bigger and much more substantial banking company. And you can see that we’ll have that ability to look at our balance sheet at a later date.

Ed Clark and his management team at Toronto Dominion are really committed to growth. They look at the size of the banking community in Canada and they see the size of the banking community in America with over 8,000 banks and they just can’t wait to get here, hopefully with the right management team and the right positioning as we move forth. So we’re very thrilled to be part of a company that has the same values going forth over the next few years that we have.

Slide 20

There are synergies with being part of Toronto Dominion. We’ll identify them in February when the transaction is completed. We hope to get the shareholder vote done around year end. We hope to get the Federal Reserve approval by the beginning of February, and then we’ll announce those revenue synergies and expense savings that we can make as a part of this transaction. But they should be fairly substantial from the size of our company and should be able to allow us to move forward and be even more profitable than we’ve been already.

Really, probably the key though is, Ed and I agree that buying us and doing nothing else made no sense. That wasn’t a strategy. That was an end game. And what we really want to do is continue to grow the company. We’ll continue to buy banks in New England, one or two banks a year in New England and for the first time we’ll get an opportunity to look in the Metropolitan New York area. I said opportunity, I don’t know if we’ll do anything but before at our size we could never look there, now we’ll certainly have the opportunity to do that. So there’s the potential growth if we do that right and we will to create better shareholder value going forth.

Slide 21

There have been a number of transactions in the past that have gone this way. There’s been some talk that, well, you’re part of Toronto Dominion and the take out for the 49% won’t be worth much. That’s not been the history with a number of banks that have done it. There have been premiums in place, value has been created. Ed has shared with you, his goal of being able to say to his shareholders that the $40 he paid was cheap to the 51% based on what he had to pay for the remaining 49% — not that the 49% was cheap compared to the 51%. That doesn’t make any sense.

Slide 22

So we’re in this game of trying to create additional value for our shareholders with the 49%. The deal is straightforward: 51% premium — 51% ownership at a premium. It’s helpful in that our dividend policy is 35% of earnings. Toronto Dominion is 40%, so right away, shareholders will benefit from a higher dividend payout. Our 49% ownership in new Banknorth will be trading on the basis of both Ed and I wanting to create shareholder value so that a currency can be used to continue to buy other banking companies. And, at some later date, there’s no doubt that there will not be a need for the Banknorth name out there, and Toronto Dominion at some point will buy the rest and take us private for the rest of the company.

As we focus, nothing is going to change at Banknorth. I don’t want you to think that being owned by a bigger company means that we’re going to change our strategy or change our focus. Really, nothing changes. As Ed has said to you, he feels having a management team in place is very important. We have deferred all of our compensation that we would get from this transaction — our change of control contracts, our restricted stock. Those payouts that would come day one have been put aside for three years. I’ve asked the top eight executives with myself to sign agreements that say if we leave in the next three years, we get nothing. If we stay for three years, then we will get those monies.

Slide 23

So we’re committed, like Ed is, to create value in this company as we go forth. We’ll grow our retail deposits and our loans, both consumer and commercial, by the continued growth models of 10% or 11% a year over the next few years. We’ll grow our fee income businesses in that 10% to 15% range. Really, nothing changes, except that we have the opportunity to do bigger transactions if we wish by using the capital that TD can make available for us. Except that we’ll be able to look at revenue synergies and expense savings that we normally wouldn’t be able to look at as an independent company. You can see there are a number of things that will make this transaction very successful as we move forward. By the way, we are continuing to move forward on Boston Federal. It’s a $1.7 billion company in Massachusetts, and that will close probably in early January. There’s nothing in the way of that as we move forth.

And, again, in February, when we close the Toronto Dominion purchase of the 51%, I think we’ll be able to show you some of the strategies we’ve talked about in creating additional shareholder value for the company.

I sense as I’ve talked about this transaction over the past several weeks that initially in structuring something that made sense for Toronto Dominion and Banknorth, it might have been a bit confusing to shareholders. But we’ve now gone out and tried to explain the strategy to shareholders. I feel a lot more comfortable today coming before you with a sense that shareholders really understand what we’re trying to accomplish. A key to this is, when the transaction does close, obviously the 49% will probably trade back to a number that I don’t know today, and probably you don’t know either. Is it $28, $29, $30, $31? Wherever it starts out in February, I can tell you that our job is to make it worth a lot more by the end of next year, and the end of the year following. That’s our commitment and goal.

Toronto Dominion has the opportunity to buy shares up to 66 2/3% ownership of the company. We continue to have value we see in being part of Toronto Dominion, so I can tell you that however banks in America grow, we should be able to put a scenario together with you that tells you that our bank should grow even better, a little bit quicker, and probably a little more profitable as we go forth.

The normal problems of companies being sold, computer conversions, all of the customer reactions that occur, don’t occur in this transaction. We don’t have the worry of having to have our focus go off on trying to defend our customer base. There’s nothing to defend. Nothing changes. We will move forward and try to add to that customer base by buying additional banks that will feel comfortable being part of Banknorth and part of Toronto Dominion.

That’s our presentation today. We wanted to leave some time for questions, and I know Ed and I are really looking forward to answering any questions you may have. Are there any questions out there in the audience today?

QUESTION AND ANSWER

Heather Wolf — Analyst, Merrill Lynch

While people are collecting their thoughts, maybe I’ll just start out. After the transaction closes in February, obviously there’s going to be a little bit of a juggling act between saving capital for future acquisitions and using capital for share repurchase, which you have publicly stated you’ll do. Can you give us a little color around how much capital you’ll allocate to share repurchase initially in order to help get your stock in a better position of transactions?

Bill Ryan — Banknorth, President & CEO

Yes, I can’t be specific today, because we’re still working on it, but our tier one leverage capital ratio is about 7%, and we’ve always thought that we can operate with a tier one leverage ratio of a little bit under 6%, so that would be probably $100 to $200 million, Heather, that would be available from our standpoint. I’m not so sure we’re going to buy back shares. If there’s an acquisition to do, we might use that capital for our acquisitions, but certainly either acquisitions or share buybacks would be the two things we’d focus on for that excess capital as we would have at Banknorth probably in February.

Heather Wolf — Analyst, Merrill Lynch

And, Ed, can you comment on any capital that TD would set aside to purchase Banknorth shares in the open market after?

Ed Clark — President & CEO, TD Bank Financial Group

Well, as you know, we’re going to end up — we’ve said to the market that we’ll end up with — we use a net tangible common ratio, so we’ll end up at 6.2%-6.3%. This year, we’ve been generating I guess close to $500 million of excess capital every quarter. That pace will probably start to slow, but it would still be well over $1 billion a year, so we’ve basically said to the marketplace that we’re not going to be aggressively buying our own shares. We’re going to be using the excess capital just for Bill’s expansion plans.

Heather Wolf — Analyst, Merrill Lynch

OK, and any hint on how much of the $1 billion gets allocated to share repurchase, and how much gets allocated to transactions?

Ed Clark — President & CEO, TD Bank Financial Group

In terms of buying the two-thirds? I think the way we tend to look at it is, we wouldn’t do an acquisition that wasn’t accretive, so if we decided that if Bill found an acquisition that was a great acquisition, then the reality is we would probably use the capital to support that acquisition. But if the deal was the right deal, that ought to be positive for the share price. If he doesn’t find an acquisition, then obviously I would say at today’s prices we’ve said pretty clearly we think the stock is cheap, and so we’d obviously take advantage of that to buy up our 66 2/3%. I think it’s really going to be more driven by what acquisitions are available, but we wouldn’t do an acquisition unless it was accretive.

Heather Wolf — Analyst, Merrill Lynch

Okay.

Bill Ryan — Banknorth, President & CEO

I will work hard at trying to use that $1 billion, if I can, in a combination of doing a number of acquisitions but at the same time also buying back stock.

Unidentified Speaker

Ed, can you comment on your thinking regarding ability to go below 51%? As the entity, Banknorth, grows, and maybe uses equity to grow, is there ever a situation where you would see your interest drop below 51%?

Ed Clark — President & CEO, TD Bank Financial Group

Only temporarily. I guess I think the key advantage of this structure is that we really want to go to the acquiree and say what currency or form of consideration will get us the best price? And so one extreme would be, I want all Banknorth stock, because I think at these levels, this is a no-brainer, or I don’t like Banknorth stock, I don’t like their structure, I want all cash, and then some combination between those two.

So, in a case in which they said, well, we want to do all Banknorth stock, then we would say, fine, go ahead and do all Banknorth stock. That might temporarily drive us below the 51%, but then we would then be actively going in the market and buying ourselves back up. The structure has been built around allowing that flexibility and therefore giving us an opportunity to get the best price.

Unidentified Speaker

I have a question for Bill. Would you intend to keep your current credit rating?

Bill Ryan — Banknorth, President & CEO

I’m sorry, the current?

Unidentified Speaker

The current credit rating from the agencies?

Bill Ryan — Banknorth, President & CEO

Yes, we don’t see any problem. If anything, the credit rating would get better because obviously we have the capital of Toronto Dominion behind the company now. So we see this from a credit rating standpoint, and from a balance sheet and income statement, as adding value to the company. We’ll be going to the rating agencies to see if we can get acceptance for that.

The other thing we’ll be doing is going to the Fed and seeing if we have to remain at the capital levels we’re at, knowing that Toronto Dominion is there behind us as our parent. We hope that we would have some ability to get a reduced capital requirement from the Federal Reserve from the standpoint of a standalone company that we would not be going forth.

Unidentified Speaker

Bill, I’m just a little bit curious as to how the backing of TD Bank now changes your acquisition strategy? Most of the acquisitions done to date have been around the $1 billion or under mark. Is there a target franchise size that you had in mind, or is it possible that you could do something transformational, going forward?

Bill Ryan — Banknorth, President & CEO

Well, I think our feeling is that we continue to buy banks in the $1 billion or $2 billion range in New England. But we probably would be a little more selective and only buy them if they were in new geographies, geographies that we thought we needed to be in for the future. I think being part of Toronto Dominion gives us the opportunity to look at bigger acquisitions that we may do.

Would we be able to do something that’s transformational? Yes, the answer would be yes. Would we? I don’t know. We’d have to look long and hard to make sure it was a good acquisition. I don’t want to create a profile for our company that’s more risky. That’s not what I want to do in this, so I’ll have to really take a hard look at what the larger acquisitions would be. But I do think there’s larger acquisitions that we could take into the company that I would not be able to do on my own. I wouldn’t have the capital, I wouldn’t have the infrastructure in place to do it. Toronto Dominion would allow us to do that.

But, in a perfect world, we’ll buy one or two banks in New England. They’ll be $1 billion or $2 billion in size, and once every year or two, we’ll get an opportunity to buy a bigger bank, a bank with a market cap of $1 billion to $3 billion, with an asset size of $10 to $20 billion. We will get that opportunity. We won’t do a lot of them. We may not do any of them, but we will look at them for the first time over the next couple of years. Yes we will.

Unidentified Speaker

Bill, last year you told us as a result of the Bank of America-Fleet Boston deal that Banknorth was then at that point the largest independent New England bank. Therefore, that would be an advantage to you as you went out and looked for other banks and got customers. Now, at one point or another, Banknorth’s going to go away. And so the question I would have is, for you or for Ed, if that develops, do you think that you’re going to start losing customers to somebody else?

Bill Ryan — Banknorth, President & CEO

Well, that’s the big issue, because now we won’t be, to your point, and it’s a good point. Before we did this, I went to some of my staff, and I said two things. I went to the commercial loan staff at the bank and said, will being part of TD be good or bad for you? How will this work?

On the commercial loan side, they said, this is great. The one niche in our armor from our competitors’ standpoint has always been, well, they’re a good bank at $30 billion, but can they handle all your credit needs in the future? Now, being part of TD, they can. Or, yes, they’re a good bank at $30 billion, but somebody’s going to buy them some day and maybe screw them up. Well, TD isn’t going to do that. They’re leaving the management in place. So on the commercial side, our people absolutely love this transaction.

On the retail side, it’s going to be harder. No doubt about it. I think there will be some retail customers that will say, well, they’re part of a foreign bank, maybe I won’t bank with them. Our retail people don’t feel uncomfortable because we’re leaving the structure in place — individual banks run in each state with individual boards of directors. So as long as we keep that community bank model in place, I think we’ll be OK. But are we going to lose some customers on the retail side that we wouldn’t have lost before? I think the answer is yes. If I’m honest with myself, there’ll be a couple of people — not a lot — that may decide they don’t want to bank with us because we’re not New England’s largest independent bank anymore. So we’ll have to work a little bit harder at that, but I’m not nervous about it, having talked to both of our staffs and our staff feels very comfortable about it.

A warning to people who think they’re going to take our customers away from us. We can’t wait for that opportunity to compete with anybody on our customers. We’ll have no problems maintaining our customer base and growing it as we go forth.

Unidentified Speaker

I’ll take this opportunity to get another one in. Bill, you once said to us, or you’ve said repeatedly, that when management starts talking about strategic transactions that we should all get nervous. I’m wondering if there is a transformational deal or a larger deal in the $1 billion to $3 billion market cap range, what type of earnings dilution would you be willing to take?

Bill Ryan — Banknorth, President & CEO

It’s a good point. I’ve shared with some of you — just for the benefit everybody else, I said, the day I come to you and say I did something strategic, it means I overpaid. And that’s what we hear some of our ...

Ed Clark — President & CEO, TD Bank Financial Group

And you also keep describing my deal as strategic for TD, right?

Bill Ryan — Banknorth, President & CEO

Well, we’ll talk about that another time, but Heather, I don’t think we’ll do anything that’s different than the model we use. I think it’s fair to say that when Ed came to this country, he had to do something that he knew day one would not get him the kinds of returns he hopes to get in the future. There are no cost saves with this deal to speak of, so Ed had to have some faith and swallow hard that he’d get returns, but nowhere near the kinds of returns I should give him.

I can’t go back to Ed Clark the next time around and tell him to wait one more transaction before it really gets good returns. We’ll stick to the model of 25 percent cost savings; we’ll stick to the model of revenue enhancements. So I’m not going to change the model that we’ve used before, and nothing transformational is going to get me to do something dumb. We’re going to just do the same things we’re always done and done them well because Ed’s made a commitment to me, and I really have to make sure that what he sees is what he gets.

So, I don’t see us changing that model, and something transformational should not be done on the basis of it won’t be profitable forever. I mean it just doesn’t make any sense. So well always do things that are accretive in the first year. That’s been our model, and I wouldn’t know how to do anything else. So if Ed wants somebody that could do something different, he knows he’s got the wrong guy. The only way we do this is very disciplined and ought to stick to that discipline as we go forward.

Ed said this before, and I should say it, because I think it’s a good time. Many of you know Ed Clark or myself over the years. We didn’t work so hard for all these years to do something dumb now. This is a very good transaction for both companies going forward, and it fits in with how we want our companies to look in a few years, and you know, I think Ed — I forget how he said it, but he said, “You know, we’re kind of two old school bankers who’ve been around a long time, and we’ve kind of done the research, asked each other the questions, looked at the model, and we think this has great potential.”

I could make the case, I won’t today, but I think companies like ourselves and Citizens Bank, that doesn’t have the ability of having a parent that’s fairly substantial, that those companies in the future in America may be disadvantaged. That having a parent like Toronto Dominion or Citizens having a parent like the Royal Bank of Scotland is very helpful as we go into the next several years in banking and how we see the consolidation of banking continuing.

If you don’t have that ability, and I saw the vision of this a few years ago, if you don’t have that ability to be a standalone $30 billion bank, and grow it without taking huge risks, would be very hard to do. I’m now a $30 billion standalone bank, but I’m not, because I’ve now got a parent and the risks we would take in the future are reasonable risks to grow the company, that should allow us to grow at a very substantial pace over the next several years.

Heather Wolf — Analyst, Merrill Lynch

I’m not sure if this question — oh, I’ve got one more, since we have a few minutes. I’m not sure if — which one of you I should direct this at, but will the variable compensation of the Banknorth management team change at all? Will that structure change at all?

Ed Clark — President & CEO, TD Bank Financial Group

Maybe I’ll start, because I think an important point to make in talking to individual shareholders comes up, I think it’s important to emphasize, is that we are completely aligned. I believe that in the end my success in running the TD will depend on whether or not Bill is successful, and his success depends on whether the Banknorth shares trade successfully.

His compensation has been directly tied to how well Banknorth performs, both in terms of earnings and how well the Banknorth stock trades. TD is totally aligned to make sure that that stock trades up and that those earnings do well because at the end of the day, when shareholders look at our stock, they’re going to come to a judgment of whether our entry into the United States was successful or not successful, and they ultimately will judge that by whether or not the entity that we bought, invested in, turned out to perform well. And so you can rest assured that the whole compensation is built around Bill making that stock go up, not down.

Bill Ryan — Banknorth, President & CEO

Yes, and I’m very comfortable with that, and it makes a lot of sense. Ed and I at one meeting, while we were waiting for people to come in and talk with us, we kind of looked each other in the eye and said, “You know, we really are joined at the hip here”. The success of Banknorth will be how probably Ed is viewed in coming into America over the next few years. It’s certainly going to be how I am viewed, as I move to retirement at some later date. So we’re going to — both of us are working very hard at this because we know is very important to both of us that Banknorth do very, very well over the next couple of years.

Well Heather, I think we’ve run out of questions.

Heather Wolf — Analyst, Merrill Lynch

I’ll let you go now. Thank you both for being here.

Bill Ryan — Banknorth, President & CEO

Thank you all.